Capital Product Partners L.P. Schedules Third Quarter 2011 Earnings Release, Conference Call
and Webcast
Athens, Greece — October 11, 2011 — Capital Product Partners L.P. (NASDAQ: CPLP) today announced that, before the NASDAQ market opens on Monday, October 31, 2011, it will release financial results for the third quarter ended September 30, 2011. Following the earnings release, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on the same day, Monday, October 31, 2011, at 10:00 am Eastern Time (US).
Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote “Capital Product Partners.”
A replay of the conference call will be available until November 7, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 69648481#
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 27 vessels, including two VLCCs (Very Large Crude Carriers), four suezmax crude oil tankers, 18 modern MR tankers, two small product tankers and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.
For more information about the Partnership, please visit our website: www.capitalpplp.com.
CPLP-F

Contact Details: Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com